Exhibit A

Press Release

Ceragon Announces Preliminary Results for First Quarter of 2013

Longer sales cycles affect bookings and revenues

Paramus, New Jersey, April 8, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced preliminary financial results for the first quarter ending March 31, 2013. Ceragon expects revenues for the first quarter of 2013 to be in the range of $89 million to $91 million, below the company’s guidance of $95 million to $105 million. Based on the anticipated level of revenues during the first quarter, GAAP EPS is expected to be in the range of $(0.36) to $(0.39). EPS on a non-GAAP basis is expected to be in the range of $(0.15) to $(0.18).

All of the data is subject to completion of the quarterly closing process. Final results, including GAAP and non- GAAP revenue and earnings per share and a reconciliation of GAAP to non-GAAP financial measures, will be released on May 6, 2013.

 “Our revenues will not reach the low end of our guidance for the first quarter of 2013 because it is taking longer than we expected to close certain deals,” said Ira Palti, President and CEO of Ceragon: “We experienced a level of bookings in Q1 lower than we would have expected based on seasonal weakness, reflecting operators’ cautious approach, despite the need for additional capacity.

“We expect the re-evaluation of some aspects of customers’ business models, as well as continued intense budget scrutiny, to cause longer sales cycles to persist, even though Q2 bookings are likely to show some improvement for seasonal reasons. We will provide more color during our regularly scheduled quarterly call on May 6th.”

A conference call discussing Ceragon’s preliminary results for the first quarter of 2013, will take place today beginning at 09:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1096 or International: +1 (612) 234-9959, from 08:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0  selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA:   (800) 475-6701 or International: +1 (320) 365-3844 Access Code: 288563. A replay of both the call and the webcast will be available through May 8, 2013.

About Ceragon Networks Ltd.

Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries.  .Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1 (201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Join the Discussion:

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com